June 28, 2011


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


Re:  NASB Financial, Inc.
     Form 8-K
     Filed May 11, 2011
     File Number: 000-24033


Dear Sir or Madam:

The following are in response to the items noted in your letter dated June 6, 2011:

1. Please provide us with an analysis detailing all the relevant facts and circumstances related to the additional impairment on certain loan obligations classified as troubled debt restructurings. Please discuss how you measured impairment on these loans before and after classifying them as TDR's, explain why additional impairment of $6.6 million was recorded after classifying them as TDR's, provide us detail of the calculation of the additional impairment and tell us how you determined you should record the impairment as of December 31, 2010 and not as of your fiscal year end of September 30, 2010. To support your analysis, provide us a listing of the relevant loans and:

   a. Tell us if each loan was individually evaluated for impairment under ASC 310-10-35 prior to being classified as a TDR.

   b. If they were not individually evaluated, explain why.

   c. If they were individually evaluated, tell us if each loan was determined to be impaired.

       - If impaired, provide your carrying value and the amount of impairment before and after classifying the loans as a TDR and explain any difference.

       - If not impaired, explain why not and provide us the carrying value before and after classifying the loan as a TDR and explain the difference.

2. Please provide us an analysis detailing all the relevant facts and circumstances related to the decline in value of REO of $1.6 million. Include in your analysis the accounting guidance on which you rely to record the charge in the quarter ended December 31, 2010 and not in the quarter ended March 31, 2011.

Responses:

Accounting for impairments, determinations of when a loan renewal is a trouble debt restructuring ("TDR"), and considering the adequacy of the allowance for loan and lease losses are all activities that require considerable judgments by management that inherently include estimations and other subjective judgment.

In determining to restate certain financial information, including reclassifying renewals as TDRs and recording impairments for an earlier period, management took into account advice and guidance of its regulators and professional advisors. The Form 8-K under review reflects this better understanding that management has reached with respect to its assets and how they are properly reflected on its financial statements. Because of the estimates and other judgments that make accounting for troubled debt restructurings and impairment inherently a matter upon which reasonable professionals may disagree, the Company remains vigilant to the factors that create uncertainty and has revised its procedures and/or adopted additional procedures to limit the risk of future revisions to financial statements being required.

1. During April 2011, the Bank's regulator, The Office of Thrift Supervision (the "OTS") performed a routine regulatory examination of NASB Financial, Inc. (the "Company ") and its wholly-owned bank subsidiary, North American Savings Bank, F.S.B. (the "Bank") covering the fifteen month period ending December 31, 2010 (the "Exam Period"). During the course of the examination, the OTS questioned management, regarding certain loans which had been modified during the Exam Period, but were not classified as troubled debt restructuring ("TDR").

The loans in question related to residential development loans within two borrowing relationships of the Bank. The Company had not originally classified these loans as TDRs as of December 31, 2010, because, at that time, based on the financial positions of the respective guarantors, including their net worth, liquid assets, other unencumbered assets, and projected cash flows, management believed these borrowers lacked the level of financial difficulty necessary to classify the loans as TDRs. In addition, the modifications were the result of normal, recurring renewals of the loans. It is the Company's standard practice to renew construction and land development loans for six-month periods upon maturity of original or renewal periods, even though the projects are expected to take several renewal periods to complete. This allows the Company to more frequently evaluate the creditworthiness of the obligor(s), monitor current market conditions and modify loan terms accordingly. The loan modifications designated as TDRs by the OTS were a direct result of this practice. No other concessions, such as a reduction in the interest rate or principal balance, were granted at the time of the modifying renewal.

The Company's audit committee and management discussed the accounting treatment for these loans, at length and on multiple occasions, with the OTS examiners on site, the OTS Field Manager, and, together with our external auditors, the OTS Accountant for the Western Region.

However, in May 2011, the OTS informed the Company that, while the accounting treatment was a "gray area" and subject to significant judgment, OTS's final determination was to deem certain loans in these two borrowing relationships as TDRs. The OTS stated that, in these particular cases, the renewals and extensions constituted a concession. In addition, the OTS stated their belief that these borrowers were exhibiting financial difficulty, as defined by accounting rules for TDRs. After further consultation with the Company's independent auditors and legal counsel, management agreed to reclassify the loans as TDRs and to record an additional $4.7 million charge, pre-tax, to the provision for loan losses related to the measured impairment of the aforementioned loans during the quarter ended December 31, 2010. Prior to their classification as TDRs, these loans were individually reviewed for impairment in accordance with ASC 310-10-35 and none were deemed impaired, based upon a review of the financial strength of the respective guarantors, including their net worth, liquid assets, other unencumbered assets, and projected cash flows.

The specific details related to these two borrowing relationships are as follows:

The following tables summarize information related to loans within the first borrowing relationship. Specific information related to our impairment analysis, which was requested above, is disclosed in items
(a), (b), (c1), and (c2).  Dollar amounts are expressed in thousands:






                                    Fair Value (less costs to sell)
                                  -------------------------------------     Previously
       Balance at   Collateral    Original Estimate   Restated Estimate    evaluated for       If not evaluated
Loan    12/31/10    Description      at 12/31/10        at 12/31/10      impairment? (a)      explain why  (b)
---------------------------------------------------------------------------------------------------------------
1      $ 4,032      70 lots       $ 3,348             $ 3,348             Yes                   N/A

2      $ 1,962      125 acres     $ 1,629             $ 1,629             Yes                   N/A
       -------
       $ 5,994





                                                     If impaired (c2)
        If evaluated           --------------------------------------------------------------------------------
          was loan                Original       Original       Restated       Restated
Loan   impaired? (c1)          Carrying Value   Impairment   Carrying Value   Impairment       Difference
---------------------------------------------------------------------------------------------------------------
1      No, originally          $ 4,032          $    --      $ 3,348          $   684          $   684
       Yes, upon restatement
2      No, originally          $ 1,962          $    --      $ 1,629          $   333          $   333
       Yes, upon restatement
                               -----------------------------------------------------------------------------------
                               $ 5,994          $    --      $ 4,977          $ 1,017          $ 1,017





Loan   Explanation of Difference
---------------------------------------------------------------------------------------------------------------
1      Originally not deemed impaired due to borrower financial strength

2      Originally not deemed impaired due to borrower financial strength

</Table

The loans were renewed for six months in September 2010. Although our subsequent analysis determined that these loans should have been considered TDRs at September 30, 2010, they were not collateral dependent based upon our analysis of the financial ability of the borrower. Thus, the analysis of impairment would have been performed based upon a discounted cash flow, which would have resulted in no measured impairment at September 30, 2010. In November 2010, the
Bank's Internal Asset Review ("IAR") department obtained an updated appraisal of the collateral as a part of their annual review process.
This updated appraisal identified that the value of the collateral
(less estimated 7% selling cost) had declined to $5.0 million.  This

                                   3

value was used to determine the resulting impairment of $1.0 million at
December 31, 2010.    There was no measured impairment related to these
loans prior to November 2010, when the Company received an updated appraisal that indicated a decline in value. Based upon the significant decline and management's belief that the guarantor's other real estate holdings had likely experienced similar declines, upon subsequent evaluation, the Company determined that the loans were collateral dependent at December 31, 2010. The OTS instructed, and the Company agreed, to record the impairment based on the loans becoming collateral dependent at December 31, 2010.

The following tables summarize information related to loans within the second borrowing relationship. Specific information related to our impairment analysis, which was requested above, is disclosed in items
(a), (b), (c1), and (c2).  Dollar amounts are expressed in thousands:












                                    Fair Value (less costs to sell)
                                  -------------------------------------     Previously
       Balance at   Collateral    Original Estimate   Restated Estimate    evaluated for       If not evaluated
Loan    12/31/10    Description      at 12/31/10        at 12/31/10      impairment? (a)      explain why (b)
---------------------------------------------------------------------------------------------------------------
3      $   650      51 acres      $   567             $   567             Yes                   N/A

4      $ 1,312      64 acres      $   465             $   465             Yes                   N/A

5      $ 1,527      60 acres      $   465             $   465             Yes                   N/A

6      $   918      27 acres      $   849             $   849             Yes                   N/A

7      $ 3,431      60 acres      $ 1,858             $ 1,858             Yes                   N/A
       -------
       $ 7,838





                                                     If impaired (c2)
        If evaluated           --------------------------------------------------------------------------------
          was loan                Original       Original       Restated       Restated
Loan   impaired? (c1)          Carrying Value   Impairment   Carrying Value   Impairment       Difference
---------------------------------------------------------------------------------------------------------------
3      No, originally          $   650          $    --      $   567          $    83          $    83
       Yes, upon restatement
4      No, originally          $ 1,312          $    --      $   465          $   847          $   847
       Yes, upon restatement
5      No, originally          $ 1,527          $    --      $   465          $ 1,062          $ 1,062
       Yes, upon restatement
6      No, originally          $   918          $    --      $   849          $    69          $    69
       Yes, upon restatement
7      No, originally          $ 3,431          $    --      $ 1,858          $ 1,573          $ 1,573
       Yes, upon restatement
                               -----------------------------------------------------------------------------------
                               $ 7,838          $    --      $ 4,204          $ 3,634          $ 3,634





Loan   Explanation of Difference
---------------------------------------------------------------------------------------------------------------
3      Originally not deemed impaired due to borrower financial strength

4      Originally not deemed impaired due to borrower financial strength

5      Originally not deemed impaired due to borrower financial strength

6      Originally not deemed impaired due to borrower financial strength

7      Originally not deemed impaired due to borrower financial strength

</Table

Three of the loans within this relationship (loans 3, 4, and 5, above) were renewed for six months in July 2010. Although our subsequent analysis determined that these loans should have been considered TDRs at September 30, 2010, they were not collateral dependent based upon our analysis of the financial ability of the borrower. Thus, the analysis of impairment would have been performed based upon a discounted cash flow, which would have resulted in no measured impairment at September 30, 2010. In July 2010 (loan 3, above) and
October 2010 (loans 4 and 5, above), the Bank's IAR department obtained updated appraisals of the collateral as a part of their annual review process. These updated appraisals indicated that the value of the

                               4

property (less an estimated 7% selling costs) had declined to $1.5 million. This value was used to determine the resulting impairment of $2.0 million at December 31, 2010. (Of this impairment amount, only $83,000 related to Loan 3, for which an appraisal was obtained in July 2010 and was deemed immaterial to the period ended September 30, 2010. The remaining $1.9 million related to loans for which the appraisal was
received in October 2010.)   An analysis of borrower strength performed
as of December 31, 2010, indicated that the aggregate net worth of the guarantors had declined 17% and the values of the guarantors' unencumbered real estate holdings had declined 28% from the prior analyses. Based upon these aggregate declines, upon subsequent evaluation, the Company determined that the loans were collateral dependent at December 31, 2010. The OTS instructed, and the Company agreed, to record the impairment based on the loans becoming collateral dependent at December 31, 2010.

Two of the loans within this relationship (loans 6 and 7, above) were renewed for six months in December 2010. In July 2010, the Bank's IAR department obtained a new appraisal of the collateral as a part of their annual review process. This new appraisal indicated that the property (less an estimated 7% selling costs) had declined to $2.7 million in value. This value was used to determine the resulting impairment of $1.6 million at December 31, 2010. Although the new appraisals were received in July 2010, the loan renewals occurred in December 2010 and were subsequently deemed "concessions" with regard to the analysis for TDRs. Therefore, the Company determined that the appropriate period to record the measured impairment was during the quarter ended December 31, 2010.

In addition to the loans noted above, the OTS instructed, and the Company agreed, to record a $1.1 million charge, pre-tax, to the provision for loan losses related to the measured impairment of five loans secured by five individual pieces of ground zoned for commercial development as of the quarter ended December 31, 2010. The following tables summarize information related to these loans. Specific information related to our impairment analysis, which was requested above, is disclosed in items (a), (b), (c1), and (c2). Dollar amounts are expressed in thousands:



                                    Fair Value (less costs to sell)
                                  -------------------------------------     Previously
       Balance at   Collateral    Original Estimate   Restated Estimate    evaluated for       If not evaluated
Loan    12/31/10    Description      at 12/31/10        at 12/31/10       impairment? (a)      explain why (b)
---------------------------------------------------------------------------------------------------------------
8      $ 7,248      60 acres      $ 9,021             $ 6,766             Yes                   N/A

9      $ 3,950      61 acres      $ 5,673             $ 4,255             Yes                   N/A

10     $ 1,898      7 acres       $ 1,795             $ 1,346             Yes                   N/A

11     $   525      1 acre lot    $   521             $   417             Yes                   N/A

12     $   525      1 acre lot    $   502             $   402             Yes                   N/A
       -------
       $14,146




                                                     If impaired (c2)
        If evaluated           --------------------------------------------------------------------------------
          was loan                Original       Original       Restated       Restated
Loan   impaired? (c1)          Carrying Value   Impairment   Carrying Value   Impairment       Difference
---------------------------------------------------------------------------------------------------------------
8      Yes                     $ 7,248          $    --      $ 6,766          $   482          $   482

9      Yes                     $ 3,950          $    --      $ 3,950          $    --          $    --

10     Yes                     $ 1,795          $   103      $ 1,346          $   552          $   449

11     Yes                     $   521          $     4      $   417          $   108          $   104

12     Yes                     $   502          $    23      $   402          $   123          $   100
                               -----------------------------------------------------------------------------------
                               $14,016          $   130      $12,881          $ 1,265          $ 1,135





Loan   Explanation of Difference
---------------------------------------------------------------------------------------------------------------
8      Bulk discount applied to appraisal when calculating restated value

9      Bulk discount applied to appraisal when calculating restated value

10     Bulk discount applied to appraisal when calculating restated value

11     Bulk discount applied to appraisal when calculating restated value

12     Bulk discount applied to appraisal when calculating restated value

</Table

The loans were modified in July 2010 to extend their maturities for 60 days in order to allow the borrower time to continue negotiations for a possible sale of a significant portion of the property. The modification was considered a TDR and, therefore, the loans were deemed impaired. The Company considered the loans collateral dependent and measured impairment based upon the estimated fair value of the collateral, less costs to sell, in accordance with ASC 310-10-35. The
Company obtained an updated third-party appraisal in August 2010, which indicated an impairment of $130,000. Subsequently, no sales materialized during the quarter ended December 31, 2010. Therefore, the OTS believed that, as of December 31, 2010, it was appropriate to apply a bulk-sale discount to the appraised values to measure impairment and the Company agreed with this methodology. When a bulk discount was applied to all five pieces of property, the resulting impairment was $1.3 million.

The Company recorded an additional $270,000 charge, pre-tax, to the provision for loan losses related to the impairment of six residential development loans, which are secured by collateral within the same subdivision, during the quarter ended December 31, 2010. The following tables summarize information related to these loans. Specific information related to our impairment analysis, which was requested above, is disclosed in items (a), (b), (c1), and (c2). Dollar amounts are expressed in thousands:




                                    Fair Value (less costs to sell)
                                  -------------------------------------     Previously
       Balance at   Collateral    Original Estimate   Restated Estimate    evaluated for       If not evaluated
Loan    12/31/10    Description      at 12/31/10        at 12/31/10       impairment? (a)      explain why (b)
---------------------------------------------------------------------------------------------------------------
13     $ 6,619      148 acres     $ 5,211             $ 5,082             Yes                   N/A

14     $ 1,800      23 lots       $ 1,417             $ 1,382             Yes                   N/A

15     $   290      7 lots        $   228             $   222             Yes                   N/A

16     $ 2,381      Amenities     $ 1,874             $ 1,828             Yes                   N/A

17     $ 2,359      19 lots       $ 1,857             $ 1,811             Yes                   N/A

18     $   432      11 lots       $   340             $   332             Yes                   N/A
       -------
       $13,881




                                                     If impaired (c2)
        If evaluated           --------------------------------------------------------------------------------
          was loan                Original       Original       Restated       Restated
Loan   impaired? (c1)          Carrying Value   Impairment   Carrying Value   Impairment       Difference
---------------------------------------------------------------------------------------------------------------
13     Yes                     $ 5,211          $ 1,408      $ 5,082          $ 1,537          $   129

14     Yes                     $ 1,417          $   383      $ 1,382          $   418          $    35

15     Yes                     $   228          $    62      $   222          $    68          $     6

16     Yes                     $ 1,874          $   507      $ 1,828          $   553          $    46

17     Yes                     $ 1,857          $   502      $ 1,811          $   548          $    46

18     Yes                     $   340          $    92      $   332          $   100          $     8
                               -----------------------------------------------------------------------------------
                               $10,927          $ 2,954      $10,657          $ 3,224          $   270





Loan   Explanation of Difference
---------------------------------------------------------------------------------------------------------------
13     Total appraised value was adjusted for "sale" of 5.3 acres and undisbursed funds used to compute impairment for lots in the process of being developed

14     Total appraised value was adjusted for "sale" of 5.3 acres and undisbursed funds used to compute impairment for lots in the process of being developed

15     Total appraised value was adjusted for "sale" of 5.3 acres and undisbursed funds used to compute impairment for lots in the process of being developed

16     Total appraised value was adjusted for "sale" of 5.3 acres and undisbursed funds used to compute impairment for lots in the process of being developed


17     Total appraised value was adjusted for "sale" of 5.3 acres and undisbursed funds used to compute impairment for lots in the process of being developed


18     Total appraised value was adjusted for "sale" of 5.3 acres and undisbursed funds used to compute impairment for lots in the process of being developed

</Table

The loans were renewed for six months in August 2010. The Company evaluated these loans for impairment under ASC 310-10-35, deemed them to be impaired and recorded an impairment of $3.7 million. The Company used a third-party appraisal performed in July 2010 to calculate the impairment, as the loans were deemed collateral dependent. In October
2010, the Company funded a new development loan (loan 18, above), which was secured by 5.3 acres that were included in a 153.5 acre piece of ground that secured the development's original land loan (loan 13, above). (A portion of the proceeds from the new development loan were used to pay down the original land loan.) When management calculated the measured impairment at December 31, 2010, the 5.3 acres was inadvertently included in the value of the original land loan. The OTS also informed the Company that committed (vs. disbursed) balances should have been used for lots in process of being developed when performing the impairment calculation, since the Company was using "as developed" fair values to measure impairment. The Company agreed to correct these inaccuracies in the December 2010 quarter.

The Company also recorded a $99,000 charge, pre-tax, to the provision for loan losses related to the impairment of one land loan, which is secured by a subordinate lien on two pieces of undeveloped land, during the quarter ended December 31, 2010. The following tables summarize information related to this loan. Specific information related to our impairment analysis, which was requested above, is disclosed in items
(a), (b), (c1), and (c2).  Dollar amounts are expressed in thousands:




                                    Fair Values (less costs to sell)
                                  -------------------------------------     Previously
       Balance at   Collateral    Original Estimate   Restated Estimate    evaluated for       If not evaluated
Loan    12/31/10    Description      at 12/31/10        at 12/31//10      impairment? (a)      explain why (b)
---------------------------------------------------------------------------------------------------------------
19     $ 400       Undeveloped    $    99             $    --             Yes                   N/A
                      land




                                                     If impaired (c2)
        If evaluated           --------------------------------------------------------------------------------
          was loan                Original       Original       Restated       Restated
Loan   impaired? (c1)          Carrying Value   Impairment   Carrying Value   Impairment       Difference
---------------------------------------------------------------------------------------------------------------
19     Yes                     $    99          $   301      $    --          $   400          $    99





Loan   Explanation of Difference
---------------------------------------------------------------------------------------------------------------
19     Determination that probability of collecting through foreclosure was minimal, given equity available and subordinate lien position

</Table

The Company evaluated this loan for impairment under ASC 310-10-35, deemed it to be impaired and recorded an impairment of $301,000. The
Company used third-party appraisals performed in March 2010 and July
2010 to calculate the impairment, since the loan was deemed collateral dependent. In February 2011, the Company determined that, due to the minimal equity available in the collateral and the subordinate position of the Bank's lien, the probability of collection through foreclosure and liquidation of the property was minimal. Accordingly, the carrying value of the loan was reduced to zero. Although the Company deemed this amount immaterial, the OTS instructed, and the Company agreed, to record this additional impairment as of December 31, 2010.

The Company also recorded a $424,000 charge, pre-tax, to the provision for loan losses related to twelve individual single family and consumer loans that the OTS deemed impaired at December 2010. The following tables summarize information related to these loans. Specific information related to our impairment analysis, which was requested above, is disclosed in items (a), (b), (c1), and (c2). Dollar amounts are expressed in thousands:


                                    Fair Value (less costs to sell)
                                  -------------------------------------     Previously
       Balance at   Collateral    Original Estimate   Restated Estimate    evaluated for     If not evaluated
Loan    12/31/10    Description      at 12/31/10        at 12/31/10      impairment? (a)    explain why  (b)
---------------------------------------------------------------------------------------------------------------
20     $   115      Singe family  $   175             $    47             No                 Homogeneous single
	                 residence                                                                family loans not
                                                                                               evaluated
21     $   110      Singe family  $   153             $    74             No                 Homogeneous single
	                 residence                                                                family loans not
                                                                                               evaluated
22     $   121      Singe family  $   153             $    74             No                 Homogeneous single
	                 residence                                                                family loans not
                                                                                               evaluated
23     $    52      Singe family  $    93             $    24             No                 Homogeneous single
	                 residence                                                                family loans not
                                                                                               evaluated
24     $   111      Singe family  $   177             $   108             No                 Homogeneous single
	                 residence                                                                family loans not
                                                                                               evaluated
25     $   132      Singe family  $   186             $   116             No                 Homogeneous single
	                 residence                                                                family loans not
                                                                                               evaluated
26     $   468      Singe family  $   600             $   409             No                 Homogeneous single
	                 residence                                                                family loans not
                                                                                               evaluated
27     $   110      Singe family  $   138             $    74             No                 Homogeneous single
	                 residence                                                                family loans not
                                                                                               evaluated
28     $   101      Singe family  $    89             $    56             Yes, TDR           N/A
	                 residence
29     $    31      Singe family  $    24             $    19             Yes, HELOC         N/A
	                 residence
30     $    43      Unsecured     $    43             $    --             No                 Deficiency note,
                                                                                               Should have been
	                                                                                          charged-off
31     $    49      Unsecured     $    49             $    --             No                 Deficiency note,
	                                                                                          Should have been
                                                                                               charged-off
       -------
       $ 1,443




                                                     If impaired (c2)
        If evaluated           --------------------------------------------------------------------------------
          was loan                Original       Original       Restated       Restated
Loan   impaired? (c1)          Carrying Value   Impairment   Carrying Value   Impairment       Difference
---------------------------------------------------------------------------------------------------------------
20     No, originally          $   115          $    --      $    47          $    69          $    69
       Yes, upon restatement
21     No, originally          $   110          $    --      $    74          $    36          $    36
       Yes, upon restatement
22     No, originally          $   121          $    --      $    74          $    47          $    47
       Yes, upon restatement
23     No, originally          $    52          $    --      $    24          $    28          $    28
       Yes, upon restatement
24     No, originally          $   111          $    --      $   108          $     3          $     3
       Yes, upon restatement
25     No, originally          $   132          $    --      $   116          $    16          $    16
       Yes, upon restatement
26     No, originally          $   468          $    --      $   409          $    59          $    59
       Yes, upon restatement
27     No, originally          $   110          $    --      $    74          $    36          $    36
       Yes, upon restatement
28     Yes                     $    89          $    12      $    56          $    45          $    33

29     Yes                     $    24          $     7      $    19          $    12          $     5

30     No, originally          $    43          $    --      $    --          $    43          $    43
       Yes, upon restatement
31     No, originally          $    49          $    --      $    --          $    49          $    49
       Yes, upon restatement
                               -----------------------------------------------------------------------------------
                               $ 1,424          $    19      $ 1,004          $   443          $   424





Loan   Explanation of Difference
---------------------------------------------------------------------------------------------------------------
20     Restated impairment based on updated fair value

21     Restated impairment based on updated fair value

22     Restated impairment based on updated fair value

23     Restated impairment based on updated fair value

24     Restated impairment based on updated fair value

25     Restated impairment based on updated fair value

26     Restated impairment based on updated fair value

27     Restated impairment based on updated fair value

28     Restated impairment based on updated fair value, as foreclosure was likely

29     Restated impairment based on updated fair value, as foreclosure was likely

30     Deficiency note, should have been charged off at origination

31     Deficiency note, should have been charged off at origination

</Table

Historically, the Company has not evaluated single family loans for impairment, unless they were deemed TDRs, due to immateriality. In accordance with OTS regulations, the Company has agreed to change its policy going forward and evaluate all single family loans over 180 days past due for impairment. The Company will obtain updated collateral values in order to calculate the impairment for such loans, which will be deemed collateral dependent. Of the residential and consumer loans noted above, seven (loans
20, 23, 26, 27, 29, 30, 31, above) were either 180 days
past due or were otherwise deemed uncollectible, at September 30, 2010. The total additional pretax charge to the provision for loan losses related to these seven loans was $289,000.

2. The Company became aware that certain foreclosed real estate, which was acquired through foreclosure of a participation loan, had declined in value. It is the Company's policy to obtain appraisals annually for all foreclosed real estate. However, because this was a participation loan, the Bank did not receive an appraisal from the lead lender in a timely manner. In response to an OTS inquiry, management requested and the lead lender provided a December 2010 appraisal that reflected a devaluation that had not previously been known by the Company. Upon receipt and review of the December 2010 appraisal, the Company agreed with the OTS's recommendation to record an additional $1.2 million charge, pre-tax, to the provision for loss on real estate owned. Although the Company had not asked for the updated appraisal and the lead lender had not provided it, at December 31, 2010, the Company determined that the property had declined in value as of that date and the information should have otherwise been available. Therefore, in accordance with the Company's policy for obtaining updated appraisals, the

                               9

Company determined that it was appropriate to record the related charge to the provision for loss on real estate during the quarter ended December 31, 2010.

In addition, there were two other pieces of foreclosed real
estate that had declined in value by a total of
approximately $450,000.  The carrying value of the first
property was supported by an appraisal for $3.6 million
performed in April 2010.  However, the Company had lowered
its listed sale price for the property to $3.3 million as
of December 31, 2010.  As a result, the Company determined
that it was appropriate to reduce its carrying value of the
property by $210,000, based upon the reduced list price, in
the December 2010 quarter.  The second property consists of
twenty undeveloped lots within a development of triplexes.
The Company had received an updated appraisal in October
2010, but had misinterpreted the appraised value to be "per
door" vs. "per unit" (which includes three doors).   This
error was discovered in January 2011 and the total carrying value of the properties was decreased by $240,000.
However, the OTS instructed the Company to restate the carrying value of the property in the December 2010 quarter, based upon the date of the updated appraisal.

Company Statement:

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in SEC filings.
Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the SEC filings. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have additional questions or comments, you may contact me by telephone at 816-765-2200 or by e-mail at rnyhus@nasb.com.

Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus
Vice President and Treasurer